EXHIBIT 99.1

e-Future Announces Installment Acquisition of

Beijing Wangku Hutong Information Technology Co., Ltd.

Plans to Deploy SaaS Service based on Retail Yellow Page through Online Buyers’ Search Engine

BEIJING, May 17 /Xinhua-PRNewswire/ — e-Future Information Technology Inc. (Nasdaq: EFUT; “e-Future”), a leading Chinese front supply chain management software and service company, today announced it has entered into a definitive agreement to acquire Beijing Wangku Hutong Information Technology Co., Ltd. (“Wangku”), one of the leading web enablers of China Yellow Pages and B2B e-business service providers in China. The acquisition will take place in several installments and is designed to enable e-Future to deploy Retail Yellow Page SaaS (“Software as a Service”) through online buyers’ search engine (such as Google or Baidu) on behalf of the Chinese retail industry.

Wangku is a Web enabler of China Yellow Pages and a B2B e-Business service provider focused on enabling suppliers to utilize the Internet as opposed to traditional Industry Yellow Pages through its http://www.99114.com website. Wangku’s products and services enable suppliers to utilize web through its website ( http://www.99114.com ). The website is a B2B portal and a procurement bridge among manufacturers, distributors, resellers and retailers in China. In 2005, Wangku initiated its “Yi Wang Tong” service, a one-stop enterprise B2B E-business service package, which integrates the functions of accessing websites, promoting, interaction, authentification and transaction.

Together, e-Future and Wangku will share client installation bases and be able to offer an expanded set of services to these installed clients. e-Future believes that this transaction will offer synergistic benefits in e-Future and Wangku. e-Future currently has over 350 retail clients which utilize over 150,000 suppliers and over 50,000 buyers. It is anticipated that Wangku can leverage these resources to increase the sales of its “Yi Wang Tong” package service. Simultaneously, with the help of Wangku’s more than 90 partners, e-Future is expecting to offer retail buyer search services and deploy a SaaS service based on retail Yellow Pages to help retailers’ buyers find the correct suppliers from around the world and China by category or Stock Keeping Unit (SKU).

With Wangku, e-Future believes it can offer benefits to China’s retailers looking to find and trade with suppliers in China and other major manufacturing countries. e-Future expects to build a trusted online and offline community of small to medium-sized enterprises from over 1000 cities in China, and help them meet, chat, search for products and conduct business with China’s retailers.

“Through this acquisition e-Future can speed up our delivery of SaaS services by establishing a bridge for millions of suppliers who increasingly rely on online technology to meet China’s retailers and accelerating the turnover rates of merchandise. e-Future believes the acquisition will enhance its overall competitive strength as a leading front supply chain management software provider and a leading SaaS service provider in China,” said Mr. Adam Yan, Chairman and CEO of e-Future.

Mr. Haibo Wang, Wangku’s CEO, said, “This acquisition will benefit both the suppliers and retailers of our front supply chain market. With e-Future, we can offer a leading B2B platform to our clients, connecting retailers and numerous small and medium-sized suppliers. These suppliers will see the effectiveness of their online marketing effort increase though our 99114.com B2B portal.”

Pursuant to the purchase agreement, e-Future will initially acquire a 51% ownership of Wangku at an agreed valuation based on initial and earn-out consideration. The total consideration will be paid in three installments. In the first installment, e-Future will acquire 20% ownership of Wangku for RMB 3,000,000 (approximately U.S.$400,000) in cash. In the second installment, e-Future will acquire an additional 31% ownership of Wangku for an amount equal to (i) two times Wangku’s audited net income for the first three fiscal quarters of 2007 if such audited net income is less than RMB 3,000,000 (approximately U.S. $390,000); or (ii) four times Wangku’s audited net income for the first three fiscal quarters of 2007 if such net income is equal to or greater than RMB 3,000,000 (approximately U.S. $390,000). In the third installment, e-Future will not acquire additional equity in Wangku, but shall pay an amount equal to (i) two times Wangku’s audited net income for the 2007 fiscal year if such net income is less than RMB 5,000,000 (approximately U.S. $650,000); or (ii) four times Wangku’s audited net income for the 2007 fiscal year if such net income is equal to or greater than RMB 5,000,000 (approximately U.S. $650,000). e-Future will pay the second installment and the third installment within 10 business days after the issuance of third quarter of 2007 and the end of year 2007 audited accounts, respectively. It is contemplated that e-Future will purchase the remaining 49% ownership of Wangku within 5 years upon terms to be determined. Under certain circumstances, e-Future may pay a portion of the consideration with its unregistered, ordinary shares.

e-Future provides software products and services to over 300 retailers and over 200 distributors and Fortune 500 companies from across the world that are doing business in China. Clients include Proctor & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture and other large companies operating in China’s domestic markets, such as G GUCCI, PANRIC, HAIER, SUNING, PARKSON, SOGO, Wangfujing, Homeway (acquired by Home Depot), Orient Home, China duty-free stores and AYAYA, etc.

About Wangku

Wangku was founded in 2005 and is based in Beijing, China, has more than 80 full time employees and more than 1600 full time employees from 90 partners undertaking Wangku’s business as of December 31, 2006. In 2007, Wangku will build over 20 sales and service centers across China.

Wangku is a Web enabler of China Yellow Pages and a B2B e-Business service provider focused on enabling suppliers to utilize the Internet as opposed to traditional Industry Yellow Pages through its http://www.99114.com website. The 99114.com website is a B2B portal and a procurement bridge among manufacturers, distributors, resellers and retailers. In 2005, Wangku initiated its “Yi Wang Tong” service (a one-stop enterprise B2B E-business service package) which integrates the functions of accessing websites, promoting, interaction, authentification and transaction.

Since 2006, in collaboration with 10 authoritative organizations including the China Electronic Commerce Association (CECA) and the Internet Society of China (ISC), Wangku has (a) initiated and established the China Industry Internet Union, which has become an influential vertical industry Internet group, (b) effectively constructed an Industrial Upstream and Downstream Procurement Information Platform, and (c) assisted in the development of the Chinese online marketplace through industrial conveyance. As one of the leading B2B E-business service enterprises in China, Wangku has received significant industry attention, and has been awarded honors such as “Top-100 China Commercial Website”, “Top-100 China Web2.0 Website” and “Top-100 China B2B E-business Website” for its outstanding contribution to the field of E-business.

About e-Future Information Technology

e-Future (Nasdaq: EFUT; “e-Future”) is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries. Its solutions are specifically designed to optimize demand processes from finished goods to customer checkout and to address supply chain management, business processes, decision support, inventory optimization, collaborative planning and forecasting requirements. e-Future’s software solutions business is enhanced and supported by its consulting services and ongoing maintenance on existing software installations.

CAUTIONARY STATEMENT WITH RESPECT TO

FORWARD-LOOKING STATEMENTS

This document may contain certain forward-looking information about e-Future that are intended to be covered by the safe harbour for “forward- looking statements” provided by the Private Securities Litigation Reform Act of 1995 and any other similar laws that may apply. Readers are cautioned not to place undue reliance on these forward-looking statements because they speak only as of the date on which they were made.

These statements involve risks and uncertainties, and actual results may differ. Risks and uncertainties include, among others: e-Future’s ability to effectively integrate Wangku’s products and services; e-Future’s ability to develop the online community referenced herein; e-Future’s ability to effectively incorporate SaaS in its business model; the effect of competitive and economic factors and the Company’s reaction to those factors; continued competitive pressures in the Company’s market; and the continued expansion of the Chinese retail market.

e-Future does not undertake any obligation to republish revised forward- looking statements to reflect events or circumstances after the date of these forward-looking statements or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in e-Future’s various SEC reports, including, but not limited to, its Annual Report on Form 6-K dated March 23,2007 for the year ended December 31, 2006,

For more information about e-Future, please visit http://www.e-future.com.cn , English Channel.

For more information, please contact:

Investor Relations & Media Relations

e-Future Information Technology Inc.

Tel: +86-10-5165-0998

Email: ir@e-future.com.cn